Exhibit 99.1

NEWS RELEASE

Toronto, August 8, 2017

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Strong Q2 Results

Warrant Exercise Adds $356 million to Treasury

“Franco-Nevada’s diversified portfolio continues to perform very well” commented David Harquail, CEO.  “We are now expecting to finish 2017 at the higher end of our original gold equivalent ounce guidance.  The exercise of our 2017 warrants during the second quarter has raised $356 million. That brings our cash and cash equivalents to over $600 million and we have another $1.1 billion in available credit facilities.  Franco-Nevada is very active in both precious metals and Oil & Gas investment opportunities and I am confident we can add further assets in each category before year end.”

Q2/2017 Financial Highlights

•	122,541 Gold Equivalent Ounces[1] (GEOs) sold
•	$163.6 million in revenue
•	$125.5 million of Adjusted EBITDA[2] or $0.69 per share
•	$45.6 million of net income or $0.25 per share
•	$46.1 million of Adjusted Net Income[3] or $0.25 per share
•	$614.3 million in cash and cash equivalents at quarter-end and no debt, reflecting proceeds of $356.4 million from the exercise of share purchase warrants

Revenue and GEOs by Asset Categories
		Q2/2017		Q2/2016
		GEOs	Revenue	GEOs	Revenue
		#	(in millions)	#	(in millions)
Precious Metals
	Gold	92,706	$116.5	85,724	$108.2
	Silver	18,139	22.8	18,523	23.6
	PGMs	8,801	11.0	7,053	9.4
Precious Metals -	Total	119,646	$150.3	111,300	$141.2
Other Minerals		2,895	3.7	1,487	1.9
Oil & Gas		—	9.6	—	7.8
		122,541	$163.6	112,787	$150.9

For Q2/2017, revenue was sourced 91.9% from precious metals (71.2% gold, 13.9% silver and 6.8% PGM) and 82.2% from the Americas (15.8% U.S., 19.9% Canada and 46.5% Latin America).  Operating costs and expenses increased year-over-year due to the increase in the number of GEOs sold during the quarter. Oil & gas revenue increased 23.1% year-over-year, reflecting higher prices as well as the addition of the STACK and Midland portfolio of royalties.  Cash provided by operating activities was $126.5 million, an increase of 22.2% compared to Q2/2016, reflecting increased gross profits as well as positive changes in non-cash working capital.

Corporate Updates

•

2017 Warrants: Franco-Nevada received proceeds of C$479.1 million, or approximately $356.4 million, from the exercise of 6,388,528 common share purchase warrants in the first half of 2017.  The warrants had an exercise price of C$75.00 per warrant and were due to expire on June 16, 2017.

•

Midland Oil & Gas Royalties: Franco-Nevada reported on this $110.0 million purchase in the West Texas Permian Basin in our last quarterly update.  Following completion of title due diligence, the first part of the portfolio was acquired for $89.8 million and was closed on May 24, 2017.  The second part of the portfolio is expected to close shortly bringing the adjusted total purchase price to approximately $107 million.

•

STACK Oil & Gas Royalties: Franco-Nevada has agreed to purchase, for $27.8 million, a second package of mineral titles in the core of the STACK shale play in Oklahoma from a private company. This will complement our existing position acquired in late 2016.  This transaction will have an effective date of June 1, 2017 and is expected to close in November 2017.

Q2/2017 Portfolio Updates

•

Precious Metals — U.S.:  GEOs from U.S. precious metals assets increased by 15.8% year-over-year with increases at South Arturo, Gold Quarry, Stillwater, Fire Creek/Midas and Bald Mountain more than offsetting the decrease from Goldstrike. 19,350 GEOs were received from the U.S. precious metal assets.

•

South Arturo (4-9% royalty) – This project, operated by Barrick and Premier Gold, represented an increase of 2,366 GEOs year-over-year.  Premier Gold stated that mining from the current phase has been extended into Q3/2017 and processing at Goldstrike could continue to early 2018.  A further phase of open pit mining is under detailed review for which development could begin in early 2019.  Drilling of the El Nino underground deposit is expected to begin later this year.

•

Stillwater (5% royalty) – In May, Sibanye Gold successfully acquired Stillwater Mining and is now the new operator.  Sibanye continues to advance the Blitz project which it expects to add between 270,000 and 330,000 PGM ounces of incremental production per annum by 2021.

•

Hollister (3-5% royalty) – Klondex reports that it is ramping-up mining rates at Hollister and expects to begin processing ore at the Midas mill in the second half.  An initial reserve was reported for Hollister and drilling is reported to be ongoing, notably at the Hatter Graben area.

•	Bald Mountain (0.875-5% royalty) – Kinross expects production at Bald Mountain to be higher in the second half of the year with overall 2017 production to be double that of 2016.
•

Rosemont (1.5% royalty) – Hudbay released results of a feasibility study for the Rosemont project which outlined a 19 year mine life with annual copper production over the first 10 years of 127,000 tonnes.  The final Record of Decision was received from the U.S. Forest Service in June 2017. Franco-Nevada’s 1.5% royalty covers all commodities.

•	Goldstrike (2-4% royalty & 2.4-6% NPI) – Barrick is integrating the Cortez and Goldstrike mines in an effort to reduce all-in sustaining costs which would benefit the profit royalties.
•

Precious Metals — Canada:  GEOs from Canadian precious metals assets increased by approximately 14.6% to 17,097 GEOs compared with Q2/2016, primarily from its interests in the Hemlo property and the Sudbury assets.

•

Brucejack (1.2% royalty) – Brucejack poured first gold on June 20, 2017 and declared commercial production on July 3, 2017.  Franco-Nevada’s royalty begins after approximately 500,000 ounces have been produced.

•	Hemlo (3% royalty & 50% NPI) – Barrick filed a Technical Report for Hemlo outlining the life of mine plan and providing additional detail of the increased reserves previously announced.
•

Hardrock (3% royalty) – Joint venture operators Centerra Gold and Premier Gold submitted the Environmental Impact Statement / Environmental Assessment to initiate the formal environmental review process for the Hardrock project.

•	Dublin Gulch/Eagle (1.5-2% royalty) – Victoria Gold has obtained a $220 million debt financing commitment for the construction of the Eagle gold project.
•

Positive exploration news since our last quarterly update was provided by operators at Macassa (various royalties), Timmins West (2.25% royalty), Taylor (1% royalty), Canadian Malartic Odyssey project (1.5% royalty), Dublin Gulch/Eagle (1.5%-2% royalty) and on part of the Cariboo/Barkerville play (3% royalty).

•

Precious Metals — Latin America: GEOs from Latin American precious metals assets were flat year-over-year, with 60,548 precious metal GEOs earned in Q2/2017, as increased deliveries from Candelaria were offset by decreases from Guadalupe, Antapaccay and Antamina.

•	Antapaccay (gold and silver stream) – Antapaccay delivered 17,364 GEOs in Q2/2017, a decrease of 11.3% year-over-year, in line with the 2017 life of mine plan.

•

Antamina (22.5% silver stream) –11,081 GEOs from Antamina were sold during the quarter, a decrease compared to 11,898 GEOs in Q2/2016. The year-over-year decrease was expected, as 2016 was an exceptionally strong year of silver production for Antamina.

•

Candelaria (gold and silver stream) – Candelaria earned 21,981 GEOs, compared to 16,247 GEOs in Q2/2016, as expected according to its mine plan. The Los Diques tailings facility construction is progressing on schedule and conceptual studies to increase production from five underground deposits to optimize life-of-mine plan are advancing.

•

Guadalupe (50% gold stream) – The Guadalupe agreement, which became effective in Q3/2016, delivered 9,683 GEOs in Q2/2017, compared to 12,501 under the Palmarejo agreement in Q2/2016.  Under the Guadalupe agreement, Franco-Nevada pays an ongoing cost of $800 per gold ounce received versus the inflation adjusted cost of $400 per gold ounce under the prior Palmarejo agreement.

•

Cobre Panama (gold and silver stream) – During the quarter, Franco-Nevada contributed $52.4 million of its share of construction capital for the Cobre Panama project, or $102.6 million for the first half of 2017, for a cumulative total contribution of $564.8 million of its maximum $1 billion commitment as of the end of Q2/2017.  First Quantum reported that the project is now over 58% complete as of the end of Q2/2017 and that all aspects of the project remain scheduled for phased commissioning during 2018, with continued ramp-up over 2019.  Franco-Nevada expects to contribute $200-$220 million to the project in 2017.

•	Cerro Moro (2% royalty) – Yamana reports that the mine construction is proceeding on schedule with production expected in 2018.
•

Precious Metals — Rest of World: 22,651 GEOs from Rest of World precious metals assets were sold during the quarter, an increase of 20.6% year-over-year, primarily due to an increase in the fixed ounce deliveries from Karma.

•

Sabodala (fixed gold deliveries and stream) – Teranga Gold announced that, as at June 30, 2017, Sabodala has increased its Mineral Reserve to 2.7 million ounces of gold representing an increase of more than 400,000 ounces.

•

Subika (2% royalty) – Newmont announced plans to begin underground mining and expand plant capacity at its Ahafo operation in Ghana.  Together, the two projects are forecast to add incremental gold production between 200,000 to 300,000 ounces per year during the first five years of production.  Franco-Nevada estimates that the majority of underground reserves are covered by its royalty.

•

Tasiast (2% royalty) – Kinross reports the Tasiast Phase 1 expansion remains on schedule for full production in Q2/2018. Kinross expects to provide a feasibility for a possible Phase 2 expansion in Q3/2017. This is expected to add an additional 18,000 tonnes per day for a total combined throughput capacity of 30,000 tonnes per day.  Encouraging drilling in the Tasiast Sud area (located immediately south of the Tasiast mine) has accelerated an infill drilling program and initiation of a pre-feasibility study.

•

Karma (fixed gold deliveries and stream) – 4,453 GEOs were sold in the quarter, an increase compared to 2,500 in Q2/2016, due to a scheduled increase in the fixed ounce deliveries. Q2/2016 also only included two months of deliveries.

•

Agi Dagi (2% royalty) – Alamos Gold has tabled a positive feasibility report for the project projecting annual production of 177,600 ounces of gold over 5 years.  A positive PEA was also completed for the neighbouring Camyurt project on which Franco-Nevada also holds a royalty.

•

Duketon (2% royalty) – Gloster and Erlistoun, two satellite deposits at Duketon, commenced operations to provide additional mill feed.  Regis Resources continues to actively explore the extensive land package.

•

At Sissingue (0.5% royalty), Perseus Mining reports that construction remains on schedule and first gold is expected in early 2018.  At Ity (1.5% royalty), Endeavour Mining has reported an additional 1 million ounces of M&I resource compared to the year end 2016 estimate.

•

Oil & Gas: Revenue from Oil & Gas assets increased to $9.6 million in Q2/2017 compared to $7.8 million in Q2/2016, reflecting higher prices and higher production levels year-over-year on the Company’s Canadian assets, as well as the addition of the STACK and Midland portfolio of royalties.  The contribution from the new U.S. royalty assets is expected to become more significant after 2017.

Dividend Declaration

Franco-Nevada Corporation is pleased to announce that its Board of Directors has declared a quarterly dividend of US$0.23 per share. The dividend will be paid on September 28, 2017 to shareholders of record on September 14, 2017 (the “Record Date”). The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (“DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Beneficial shareholders should contact their financial intermediary to arrange enrollment.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Condensed Consolidated Interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco‑Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Wednesday, August 9, 2017 at 10:00 a.m. Eastern Time to review Franco‑Nevada’s Q2/2017 results.

Interested investors are invited to participate as follows:

•	Via Conference Call: Toll-Free: (888) 231-8191; International: (647) 427-7450
•	Conference Call Replay until August 16th: Toll-Free (855) 859-2056; Toronto (416) 849-0833; Pass code 54013459
•	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
(416) 306-6328	(416) 306-6303
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory,  political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1

GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mineral was produced or sold. For Q2/2017, the average commodity prices per ounce were as follows: $1,257 gold (Q2/2016 - $1,259), $17.26 silver (Q2/2016 - $17.17), $940 platinum (Q2/2016 - $1,004) and $819 palladium (Q2/2016 - $568). For the six months ended June 30, 2017, the average commodity prices were as follows: $1,238 gold (H1/2016 - $1,220), $17.34 silver (H1/2016 - $16.00), $960 platinum (H1/2016 - $959) and $793 palladium (H1/2016 - $546).

2

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses; finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; and foreign exchange gains/losses and other income/expenses.

3

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): foreign exchange gains/losses and other income/expenses; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; unusual non-recurring items; and the impact of income taxes on these items.

Reconciliations to IFRS measures

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2017	2016	2017	2016
Net Income	$45.6	$42.3	$91.2	$72.3
Income tax expense	11.1	11.3	21.5	19.4
Finance expenses	0.8	0.8	1.6	2.1
Finance income	(1.1)	(1.0)	(2.0)	(2.1)
Depletion and depreciation	67.2	68.2	138.7	133.7
Non-cash costs of sales	2.3	1.7	4.1	3.5
(Gain) on investments	—	(2.8)	—	(4.3)
Foreign exchange (gains)/losses and other (income)/expenses	(0.4)	—	(1.1)	0.1
Adjusted EBITDA	$125.5	$120.5	$254.0	$224.7
Basic weighted average shares outstanding	181.6	177.8	180.1	175.2
Adjusted EBITDA per share	$0.69	$0.68	$1.41	$1.28

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2017	2016	2017	2016
Net Income	$45.6	$42.3	$91.2	$72.3
Foreign exchange (gains)/losses and other (income)/expenses	(0.4)	—	(1.1)	0.1
(Gain) on investments	—	(2.8)	—	(4.3)
Tax effect of adjustments	0.1	0.8	—	0.6
Other tax related adjustments:
Valuation allowance	0.8	(0.6)	0.8	(0.7)
Impact of tax increases	—	0.3	—	—
Adjusted Net Income	$46.1	$40.0	$90.9	$68.0
Basic weighted average shares outstanding	181.6	177.8	180.1	175.2
Adjusted Net Income per share	$0.25	$0.22	$0.50	$0.39

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

 (unaudited, in millions of U.S. dollars)

	At June 30,	At December 31,
	2017	2016
ASSETS
Cash and cash equivalents (Note 4)	$614.3	$253.0
Receivables	55.1	71.1
Prepaid expenses and other (Note 6)	50.1	37.1
Current assets	719.5	361.2

Royalty, stream and working interests, net (Note 3)	3,752.9	3,668.3
Investments (Note 5)	140.8	147.4
Deferred income tax assets	22.4	21.3
Other assets (Note 7)	19.9	23.4
Total assets	$4,655.5	$4,221.6

LIABILITIES
Accounts payable and accrued liabilities	$20.5	$21.0
Current income tax liabilities	18.2	16.6
Current liabilities	38.7	37.6

Deferred income tax liabilities	43.6	37.5
Total liabilities	82.3	75.1

SHAREHOLDERS’ EQUITY (Note 14)
Common shares	5,078.9	4,666.2
Contributed surplus	16.1	41.6
Deficit	(327.5)	(336.8)
Accumulated other comprehensive loss	(194.3)	(224.5)
Total shareholders’ equity	4,573.2	4,146.5
Total liabilities and shareholders’ equity	$4,655.5	$4,221.6

Subsequent events (Note 3)

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q2/2017 Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Revenue (Note 10)	$163.6	$150.9	$336.3	$282.9

Cost of sales
Costs of sales (Note 11)	33.9	27.7	73.8	52.1
Depletion and depreciation	67.2	68.2	138.7	133.7
Total cost of sales	101.1	95.9	212.5	185.8
Gross profit	62.5	55.0	123.8	97.1

Other operating expenses (income)
Corporate administration	5.8	5.7	11.1	11.1
Business development	0.8	0.3	1.6	0.6
Gain on sale of gold bullion (Note 16)	(0.1)	(1.6)	(0.1)	(2.1)
Total other operating expenses	6.5	4.4	12.6	9.6
Operating income (Note 16)	56.0	50.6	111.2	87.5
Foreign exchange gain (loss) and other income (expenses) (Note 16)	0.4	—	1.1	(0.1)
Realized gain on investments	—	2.8	—	4.3
Income before finance items and income taxes	56.4	53.4	112.3	91.7

Finance items
Finance income	1.1	1.0	2.0	2.1
Finance expenses	(0.8)	(0.8)	(1.6)	(2.1)
Net income before income taxes	56.7	53.6	112.7	91.7

Income tax expense (Note 13)	11.1	11.3	21.5	19.4
Net income	$45.6	$42.3	$91.2	$72.3

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:

Unrealized (loss) gain in the market value of available-for-sale investments, net of income tax recovery of $1.8 (2016 - income tax expense of $0.3), income tax recovery of $1.6 (2016 - income tax expense of $0.5) (Note 5)	(11.7)	10.8	(10.2)	26.6
Realized change in market value of available-for-sale investments (Note 5)	—	(2.8)	—	(4.3)
Currency translation adjustment	30.7	(4.0)	40.4	45.5
Other comprehensive income	19.0	4.0	30.2	67.8

Total comprehensive income	$64.6	$46.3	$121.4	$140.1
Basic earnings per share (Note 15)	$0.25	$0.24	$0.51	$0.41
Diluted earnings per share (Note 15)	$0.25	$0.24	$0.51	$0.41

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q2/2017 Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the six months ended
	June 30,
	2017	2016
Cash flows from operating activities
Net income	$91.2	$72.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	138.7	133.7
Non-cash costs of sales	4.1	3.5
Share-based payments	3.1	2.4
Unrealized foreign exchange (gain) loss	(0.6)	0.2
Gain on investments	—	(4.3)
Deferred income tax expense	6.0	2.3
Other non-cash items	(0.7)	(0.8)
Acquisition of gold bullion (Note 16)	(12.1)	(33.7)
Proceeds from sale of gold bullion (Note 16)	9.4	46.1
Operating cash flows before changes in non-cash working capital	239.1	221.7
Changes in non-cash working capital:
Decrease in receivables	16.0	8.7
Increase in prepaid expenses and other	(9.3)	(4.3)
Increase in current liabilities	0.5	1.4
Net cash provided by operating activities (Note 16)	246.3	227.5

Cash flows from investing activities
Acquisition of royalty, stream and working interests	(198.2)	(555.7)
Acquisition of oil & gas well equipment	(0.9)	(1.3)
Proceeds from sale of investments	—	23.6
Acquisition of investments	—	(1.6)
Net cash used in investing activities (Note 16)	(199.1)	(535.0)

Cash flows from financing activities
Net proceeds from issuance of common shares	—	883.5
Repayment of Credit Facility	—	(460.0)
Credit facility amendment costs	(1.0)	—
Payment of dividends	(62.2)	(57.5)
Proceeds from exercise of warrants	356.4	—
Proceeds from exercise of stock options	7.8	15.6
Net cash provided by financing activities	301.0	381.6
Effect of exchange rate changes on cash and cash equivalents	13.1	2.5
Net change in cash and cash equivalents	361.3	76.6
Cash and cash equivalents at beginning of period	253.0	149.2
Cash and cash equivalents at end of period	$614.3	$225.8

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$1.2	$1.8
Income taxes paid	$29.4	$21.4

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q2/2017 Report available on our website